SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 19, 2007

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone company, dated December 19, 2007 regarding “Jan Frykhammar appointed Head of Ericsson’s Business Unit Global Services”.

Press Release December 19, 2007

Jan Frykhammar appointed Head of Ericsson´s Business Unit Global Services

Jan Frykhammar is appointed Senior Vice President and Head of Ericsson’s (NASDAQ: ERIC) Business Unit Global Services, effective as of January 1, 2008. Jan Frykhammar is presently Vice President, Head of Sales and Business Control within Global Services. In his new position, he will be a member of the Group Management Team.

Jan Frykhammar joined Ericsson in 1991, and has held different managerial positions such as CFO in North America and Vice President, Finance within the global customer account Vodafone.

Jan Frykhammar was born in Stockholm in 1965 and holds a Bachelor of Business Administration and Economics degree from the University of Uppsala in Sweden.

Notes to editors:

Link to Jan Frykhammar’s bio and photos:

www.ericsson.com/ericsson/press/photos/management.shtml

www.ericsson.com/ericsson/corpinfo/management/jan_frykhammar.html

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Read more at http://www.ericsson.com

FOR FURTHER INFORMATION, PLEASE CONTACT

Media

Ericsson Media Relations

Phone: +46 8 719 6992

E-mail: press.relations@ericsson.com

Investors

Ericsson Investor Relations

Phone: +46 8 719 0000

E-mail: investor.relations.se@ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: December 19, 2007